

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-Mail
Charles Saracino
Chief Executive Officer
X-Factor Communications Holdings, Inc.
3 Empire Blvd., 5th Floor
South Hackensack, NJ 07606

> **Re: X-Factor Communications Holdings, Inc.**
> **Form 8-K Filed May 21, 2012**
> **File No. 000-54341**

Dear Mr. Saracino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose prominently in the Business section that you are an emerging growth company and revise your registration statement to:

  - Describe how and when a company may lose emerging growth company status;

  - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

  - State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide disclosure in an appropriate place in Business explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

  In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger, page 3

2. We note the following statement: "If, upon the final completion or termination of the Offering, the Company has raised gross proceeds less than $4,705,000, then after the final closing of the Offering, the Exchange Ratio shall be proportionately adjusted in favor of the former members of X-Factor." Please ensure that you explain in adequate detail the mechanics of adjusting the exchange ratio, in an appropriate place in the filing.

Item 2.01 Completion of Acquisition or Disposition of Assets

Item 1. Description of Business

Strategic Partners and Business Relationships, page 14

3. Please provide support for, or revise, the statement that, "Cisco Systems, Inc., our other strategic partners and those with whom we have business relationships continue to expand the number and scale of the opportunities that we are working on together." We note in this regard your statement on page 22 that "starting in 2010 Cisco drastically reduced its purchases of X-Factor's digital signage and advertising software and services," and that Cisco accounted for none of your revenue in the first quarter of 2012.

4. Please also provide support and context for your statement that you have a "successful business relationship with Verizon."

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

5.   You state that, "The Company believes that the proceeds from future sales of its
        securities (see Note 19), if successful, and debt modifications, if successful, will provide
        sufficient equity to fund its operations for the next year." Please revise to state clearly
        whether your currently available and contractually committed capital resources are
        sufficient to fund planned operations for a period of not less than 12 months from the date
        of the filing. If the currently available and contractually committed capital resources are
        not sufficient to fund planned operations for that 12-month period, state the deficiency in
        quantitative terms.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

6.   Please disclose the individual or individuals who exercise the voting and dispositive
        powers with respect to your securities held by shareholders Wynston Hill Capital, GMG
        Partners, and Goldhill Associates.   For guidance, please see Question 140.02 of our
        Regulation S-K Compliance and Disclosure Interpretations.

Item 3.02 Unregistered Sales of Equity Securities, page 38

7.   We note disclosure here and elsewhere in your filing regarding your on-going
        unregistered offering of common stock for a maximum offering amount of $5 million, the
        initial closing of which occurred on May 15, 2012 in connection with the closing of the
        reverse merger. You indicate that the offering is being made in reliance on Section 4(2)
        of the Securities Act and Rule 506 or Regulation S, and we note that you filed a Form D
        on May 25, 2012 relating to an offering of equity for up to $5 million in reliance on Rule
        506.

        Please tell us which exemption(s) from registration or other theory you are relying on for
        the on-going portion of this unregistered offering. In addition, explain to us how your
        disclosures in the Form 8-K relating to the offering, including on page F-25 where you
        disclose the name of your placement agent, are consistent with the exemption or theory
        upon which you are relying. To the extent you are relying on Rule 506, explain to us
        how the investors are being solicited.

Pro Forma Consolidated Financial Statements

Note 3. Pro Forma Assumptions and Adjustments, page F-57

8.   Your disclosure that offering proceeds assumes the issuance of a minimum of $1,531,250 of ORSI's common stock (including $295,000 paid by the controlling stockholders) does not clearly reconcile with the pro forma adjustments included in the pro forma balance sheet. With a view toward revised disclosure, please explain to us in greater detail the determination of the adjustments and amounts related to the offering proceeds pro forma adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X.

9.   On page F-25 you disclose that "New X-Factor" will incur additional costs and professional fees associated with the reverse merger and such amounts will be expensed in 2012 and will be material. On page 38 you disclose that you paid a $123,625 commission to the placement agent and issued 247,970 shares of the Company's common stock to the placement agent in connection with the initial closing. It is not clear whether the pro forma balance sheet adjustments for offering proceeds gives effect to commissions paid and shares issued to the placement agent. To the extent that your expected transaction costs were not reflected in the historical balance sheets of either X-Factor or ORSI, or in the pro forma adjustments, please revise your pro forma balance sheet presentation to comply with Rule 11-02(b)(6) of Regulation S-X, which indicates that balance sheet adjustments giving effect to events that are directly attributable to the transaction and factually supportable should be included regardless of whether they have a continuing impact or are nonrecurring.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Melanie Figueroa, Esq.
        Richardson & Patel, LLP